NY2-514181

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           Far East Energy Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------
                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    307325100

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kristian Wiggert
                             Morrison & Foerster LLP
                                 21 Garlick Hill
                                 London EC4V 2AU

                                     England

                                +44-20-7815-1150

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                December 21, 2004
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. |_|

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

-------------------------------                       --------------------------
     CUSIP NO. 307325100                 13D              PAGE 2 OF 15 PAGES
-------------------------------                       --------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           ---------------------------------------------------------------------
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SOFAER CAPITAL ASIAN FUND
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                           |-|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
                    -------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                19,518,750 (includes 300,000 shares of common stock
                             issuable upon exercise of warrants issued to Soafer
                             Capital Inc., an affiliate of Sofaer Capital Asian
                             Fund and Sofaer Capital Global Fund as a finders
                             fee over which only Sofaer Capital Inc., Sofaer
                             Capital Asian Fund and Sofaer Capital Global Fund
                             have shared voting power)
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH

    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             7,800,000
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,800,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                            |-|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------------                       --------------------------
     CUSIP NO. 307325100                 13D              PAGE 3 OF 15 PAGES
-------------------------------                       --------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           ---------------------------------------------------------------------
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SOFAER CAPITAL GLOBAL FUND
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|

                                                                      (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                            |-|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
                    -------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                19,518,750 (includes 300,000 shares of common
                             stock issuable upon exercise of warrants issued
                             to Soafer Capital Inc., an affiliate of Sofaer
                             Capital Asian Fund and Sofaer Capital Global
                             Fund as a finders fee over which only Sofaer
                             Capital Inc., Sofaer Capital Asian Fund and
                             Sofaer Capital Global Fund have shared voting
                             power)
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH

    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             7,800,000
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,800,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                           |-|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------------                       --------------------------
      CUSIP NO. 307325100                13D              PAGE 4 OF 15 PAGES
-------------------------------                       --------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           ---------------------------------------------------------------------
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SOFAER CAPITAL INC.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|

                                                                        (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                SC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                            |-|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
                    -------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                19,518,750 (includes 300,000 shares of common
                             stock issuable upon exercise of warrants issued
                             to Soafer Capital Inc., an affiliate of Sofaer
                             Capital Asian Fund and Sofaer Capital Global
                             Fund as a finders fee over which only Sofaer
                             Capital Inc., Sofaer Capital Asian Fund and
                             Sofaer Capital Global Fund have shared voting
                             power)
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH

    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             7,800,000
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,800,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                            |-|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------------                       --------------------------
      CUSIP NO. 307325100               13D              PAGE 5 OF 15 PAGES
-------------------------------                       --------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           ---------------------------------------------------------------------
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RESTRUCTURING INVESTORS LIMITED
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|

                                                                      (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                             |-|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
                    -------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY              19,368,750 (includes 150,000 shares of Common Stock
                             issuable upon exercise of warrants issued to
                             Restructuring Investors Limited as a finders fee)
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             3,900,000
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON

       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,900,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                            |-|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------------                       --------------------------
      CUSIP NO. 307325100                13D              PAGE 6 OF 15 PAGES
-------------------------------                       --------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           ---------------------------------------------------------------------
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PASSLAKE LIMITED
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|

                                                                        (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                            |-|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
                    -------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             19,218,750
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             468,750
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON

       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           468,750

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                            |-|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------------                       --------------------------
      CUSIP NO. 307325100               13D               PAGE 7 OF 15 PAGES
-------------------------------                       --------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           ---------------------------------------------------------------------
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PERSISTENCY
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|

                                                                     (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                            |-|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
                    -------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             19,218,750
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             7,500,000
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON

       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,500,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                            |-|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                  SCHEDULE 13D

1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Far East Energy Corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 400 N. Sam Houston Parkway East, Suite 205, Houston, Texas, 77060.

2. IDENTITY AND BACKGROUND.

     A. This statement is filed by each of the following persons (the "Reporting Persons"):

          (i) Sofaer Capital Global Fund ("SCGF") and an affiliate of SCAF (as defined below);

          (ii) Sofaer Capital Asian Fund ("SCAF") and an affiliate of SCGF;

          (iii) Sofaer Capital Inc. ("Sofaer") and an affiliate of SCGF and
                SCAF;

          (iv) Restructuring Investors Limited, a British Virgin Islands Limited Liability Company ("Restructuring");

          (v) Passlake Limited, a Cayman Islands investment holding company ("Passlake"); and

          (vi) Persistency, a Cayman Islands limited company ("Persistency").

     B. Set forth below is certain information as specified in Instruction 2 to Schedule 13D with respect to each of the Reporting Persons.



-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of     Principal Business of   Address of Principal Business     Address of
                           Organization of     Reporting Person        of Reporting Person               Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
SOFAER CAPITAL GLOBAL      CAYMAN ISLANDS                              C/O CALEDONIAN BANK AND TRUST,
FUND                                                                   LTD.

                                                                       CALEDONIAN HOUSE
                                                                       GEORGE TOWN, GRAND CAYMAN,
                                                                       CAYMAN ISLANDS
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
SOFAER CAPITAL INC.


-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
SOFAER CAPITAL ASIAN FUND  CAYMAN ISLANDS                              C/O CALEDONIAN BANK AND TRUST,
                                                                       LTD.
                                                                       CALEDONIAN HOUSE
                                                                       GEORGE TOWN, GRAND CAYMAN,
                                                                       CAYMAN ISLANDS
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
RESTRUCTURING INVESTORS    BRITISH VIRGIN      INVESTMENT HOLDING      C/O SILEX MANAGEMENT LIMITED      P.O. BOX 173
LIMITED                    ISLANDS             COMPANY                 RUE KLEBERG 6                     KINGSTON CHAMBERS
                                                                       CH1201                            ROAD TOWN
                                                                       GENEVA                            TORTOLA
                                                                       SWITZERLAND                       BRITISH VIRGIN
                                                                                                         ISLANDS
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Silex Trust Company        Jersey              Trust f/b/o Julien      Stuart House
Limited, as Trustee of                         Andre Treger            84 Cadogan Square
the Treger Family Trust                                                London SW1X OD2
                                                                       United Kingdom
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Silex Management Limited   British Virgin      Sole Director of        Rue Kleberg 6                     P.O. Box 173
                           Islands             Silex Trust Company     CH1201                            Kingston Chambers
                                               Limited                 Geneva                            Road Town
                                                                       Switzerland                       Tortola
                                                                                                         British Virgin
                                                                                                         Islands
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Silex Holdings Limited     British Virgin      Parent of Silex Trust   Rue Kleberg 6                     P.O. Box 173
                           Islands             Company Limited and     CH1201                            Kingston Chambers
                                               Silex Management        Geneva                            Road Town
                                               Limited                 Switzerland                       Tortola
                                                                                                         British Virgin
                                                                                                         Islands
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Klaus Biedermann           Liechtenstein       Director of Silex       Gschind 865
                                               Trust Company Limited   9497 Friesenberg
                                               and Silex Management    Liechtenstein
                                               Limited (Professional
                                               Trustee)
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Mario Staggl               Liechtenstein       Director of Silex       Gschind 865
                                               Trust Company Limited   9497 Friesenberg
                                               and Silex Management    Liechtenstein
                                               Limited (Professional
                                               Trustee)
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Brian Padgett              Switzerland         Director of Silex       Route de Corniere 3
                                               trust Company Limited   1241 Puplinge
                                               and Silex Management    Switzerland
                                               Limited (Funds
                                               Manager and Chartered
                                               Accountant)
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Leonard O'Brien            Switzerland         Director of Silex       Chemin Villa Rose 3B
                                               trust Company Limited   1291 Commugny
                                               and Silex Management    Switzerland
                                               Limited (Funds
                                               Manager and Chartered
                                               Accountant)
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
PASSLAKE LIMITED           CAYMAN ISLANDS                              P.O. BOX 309
                                                                       SOUTH CHURCH STREET
                                                                       GEORGE TOWN
                                                                       GRAND CAYMAN
                                                                       CAYMAN ISLANDS
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Gregor McIntosh            Switzerland         Director of Passlake    c/o
                                               Limited                 Cavamont Services SA
                                                                       40 Rue du Rhone
                                                                       1204 Geneva
                                                                       Switzerland
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Constantine G.             Switerland          Director of Passlake    c/o
Papadimitriou                                  Limited                 Cavamont Services SA
                                                                       40 Rue du Rhone
                                                                       1204 Geneva
                                                                       Switzerland
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Passlake Foundation        Liechtenstein       Family Foundation       Heiligkreuz 6
                                               controlling Passlake    PO Box 484
                                               Limited                 9490 Vaduz
                                                                       Liechtenstein


-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Dr. Peter Marxer           Liechtenstein       Member of Foundation    c/o Marxer & Partner
                                               Council                 Rechtsanwalte
                                                                       Heiligkreuz 6
                                                                       9490 Vaduz
                                                                       Liechtenstein
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Dulkara Anstalt            Liechtenstein       Member of Foundation    Stadtle 36
                                               Council                 9490 Vaduz
                                                                       Liechtenstein
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
PERSISTENCY                CAYMAN ISLANDS      INVESTMENT FUND         UGLAND HOUSE
                                                                       P.O. BOX 309
                                                                       GEORGE TOWN
                                                                       GRAND CAYMAN
                                                                       BRITISH WEST INDIES
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Luca Padulli               United Kingdom      Director/Investor       Barton Berdish Hall
                                                                       Barton Berdish
                                                                       Norfolk, PE 33 PDL
                                                                       United Kingdom
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Andrew Morris              United Kingdom      Director/Business       Top Flat
                                               Manager                 40 Parma Crescent
                                                                       London
                                                                       SW11 1LT
                                                                       United Kingdom
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------
Viscount Alex Bridport     Switzerland         Director/Broker         Ch. De Beau Soleil 8
                                                                       1206
                                                                       Geneva
                                                                       Switzerland
-------------------------- ------------------- ----------------------- --------------------------------- ---------------------

     During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired the shares to which this Statement relates pursuant to a private placement transaction that occurred on December 21, 2004. The Issuer sold to each of the Reporting Persons units consisting of two shares of Common Stock and one warrant to purchase one share of Common Stock (the "Units"). The purchase price per Unit paid by the Purchasers was $1.60 for an aggregate purchase price of $10,250,000. Each of the warrants has an exercise price of $2.50. Funds for the purchase of the Units were derived from available capital of the Reporting Persons. Certain of the Reporting Persons or their affiliates received warrants from the Issuer as a finders fee in connection with the transaction.

4. PURPOSES OF TRANSACTION.

     The shares of Common Stock have been acquired by the Reporting Persons for investment purposes. Except for the actions referred to in the preceding sentence, none of the persons on behalf of whom this Statement is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Schedule 13D. Each of the Reporting Persons intends to review on a continuing basis the investments it has in the Issuer and based on such continuing review, and all other factors deemed relevant, such Reporting Person may sell or seek the sale of all or part of the shares or to increase their holdings of shares of Common Stock.

5. INTEREST IN SECURITIES OF THE ISSUER.

     A. The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein. The aggregate number of shares of Common Stock of the Issuer outstanding as of December 16, 2004 was 67,873,535. As a group, the Reporting Persons currently own 19,668,750 shares (6,856,250 of which may be acquired pursuant to exercise of the warrants), or 22.5%, of the Common Stock. Each Reporting Person declares that the filing of this Statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities owned by any other Reporting Person and covered by this Statement and disclaims any such beneficial ownership.

     B. The Reporting Persons have shared power to vote 19,218,750 shares of Common Stock. Sofaer, SCGF and SCAF have shared power to vote 300,000 shares of Common Stock and shared dispositive power over 7,800,000 shares of Common Stock. Restructuring has sole dispostive power over 3,900,000 shares of Common Stock, Passlake has sole dispositive power over 468,750 shares of Common Stock and Persistency has sole dispositive power over 7,500,000 shares of Common Stock.

     C.  Not applicable.

     D.  Not applicable.

     E.  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the private placement transaction, each of the Reporting Persons (or their representative) entered into a Stock Subscription Agreement, dated as of December 21, 2004 by and between the Issuer, the Reporting Persons and Tim Whyte as initial representative of the Reporting Persons, a Registration Rights Agreement with the Issuer, dated as of December 21, 2004 with respect to the registration of the shares of Common Stock and the shares of Common Stock underlying the warrants, and an Investor Group Agreement, dated December 23, 2004, among the Reporting Persons which governs certain interactions among the Reporting Persons with respect to the Common Stock held by them. Certain of the Reporting Persons entered into a letter agreement dated as of December 21, 2004 with respect to the payment of finders fees. The information included in response to Items 3 and 4 is incorporated into this response.

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.

     Exhibit 1. Stock Subscription Agreement dated as of December 21, 2004, by and among the Issuer, the Reporting Persons and Tim Whyte, as initial representative of the Reporting Persons.

     Exhibit 2. Form of Registration Rights Agreement dated as of December 21, 2004, by and among the Issuer and the Reporting Persons.

     Exhibit 3. Investor Group Agreement dated as of December 23, 2004, by and among Chasm Lake Management Services LLC (for itself and as representative of Peristency), Sofaer Capital Inc. (as agent for Caledonian Bank and Trust, Ltd., as trustee for SCGF and SCAF), Restructuring and Passlake.

     Exhibit 4. Joint Filing Agreement and Power of Attorney dated as of December 23, 2004 by and among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 31, 2004

                                                     SOFAER CAPITAL GLOBAL FUND

                                                     By:  /s/ Kristian Wiggert
                                                     Name:  Kristian Wiggert
                                                     Title:   Attorney-In-Fact

                                                     SOFAER CAPITAL ASIAN FUND

                                                     By:  /s/ Kristian Wiggert
                                                     Name:  Kristian Wiggert
                                                     Title:   Attorney-In-Fact

                                                     SOFAER CAPITAL INC.

                                                     By:  /s/ Kristian Wiggert
                                                     Name:  Kristian Wiggert
                                                     Title:   Attorney-In-Fact

                                                     RESTRUCTURING INVESTORS
                                                     LIMITED



                                                     By:  /s/ Kristian Wiggert
                                                     Name:  Kristian Wiggert
                                                     Title:   Attorney-In-Fact

                                                     PERSISTENCY

                                                     By:  /s/ Kristian Wiggert
                                                     Name:  Kristian Wiggert
                                                     Title:   Attorney-In-Fact

                                                     PASSLAKE LIMITED

                                                     By:  /s/ Kristian Wiggert
                                                     Name:  Kristian Wiggert
                                                     Title:   Attorney-In-Fact